UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 29, 2016

PINNACLE ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-13641	95-3667491
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3980 Howard Hughes Parkway, Las Vegas, Nevada		89169
(Address of principal executive offices)		(Zip Code)

Registrant’s Telephone Number, including area code: (702) 541-7777

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On March 29, 2016, PNK Entertainment, Inc., a Delaware corporation (“PNK”) and wholly-owned subsidiary of Pinnacle Entertainment, Inc., a Delaware corporation (“Pinnacle”), entered into a Purchase Agreement (the “Purchase Agreement”) with GLP Capital, L.P., a Pennsylvania limited partnership (“GLPC”), an entity controlled by Gaming and Leisure Properties, Inc., a Pennsylvania corporation (“GLPI”), pursuant to which PNK will acquire the operations of The Meadows Racetrack and Casino located in Washington County, Pennsylvania (“Meadows”).

Upon the terms and subject to the conditions of the Purchase Agreement, PNK will acquire all of the equity interests of each of Washington Trotting Association, Inc., a Delaware corporation (which the parties anticipate will be converted to a limited liability company prior to closing the transaction), Mountain Laurel Racing, Inc., a Delaware corporation, and CCR Pennsylvania Food Service, Inc., a Pennsylvania corporation, for a purchase price of approximately $138 million. These entities conduct the operations of the Meadows.

In connection with PNK’s acquisition of the operations of the Meadows, GLPI (or a controlled entity of GLPI) will acquire the membership interests of PA Meadows, LLC from PA MezzCo, LLC and Cannery Casino Resorts, LLC upon the terms and subject to the conditions of an Amended and Restated Purchase Agreement dated as of December 15, 2015 (the “A&R MIPA”). Upon closing of the transactions contemplated by the A&R MIPA, PA Meadows, LLC and its subsidiary will hold all of the land and buildings related to the Meadows. Pursuant to the A&R MIPA, GLPI has the right to sell the operations of the Meadows and lease the underlying real property to a third party operator. PNK will become the third party operator pursuant to the Purchase Agreement.

Pursuant to the terms of the Purchase Agreement, following the close of the transactions, PNK (or a controlled entity of PNK) will own and operate the Meadows’ gaming entertainment and harness racing business and lease its underlying real property from GLPI in a triple-net lease (the “Lease”), a form of which is attached to the Purchase Agreement as Exhibit F thereto. The Lease will provide for a term (including extensions) of 29 years and initial annual rent of $25.5 million, divided between a base rent and a percentage rent, subject to annual escalation in the future.

The completion of the transaction is subject to various closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and obtaining approval of the Pennsylvania Gaming Control Board and the Pennsylvania Harness Racing Commission. Subject to the satisfaction or waiver of conditions in the Purchase Agreement, Pinnacle expects the transaction to close by the end of the 2016 third quarter and, under certain circumstances, no later than February 28, 2017.

The Purchase Agreement contains other representations, warranties, covenants and indemnifications by the parties. The Purchase Agreement also contains certain termination rights for Pinnacle and GLPC.

The foregoing summary of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, a copy of which is attached to this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

On July 20, 2015, Pinnacle and GLPI entered into a definitive agreement under which GLPI will acquire substantially all of Pinnacle’s real estate assets in an all-stock transaction. Under the terms of the agreement, Pinnacle’s operating assets and liabilities (and the real property of Belterra Park Gaming & Entertainment and excess land at certain locations) will be spun off into a separately traded public company (“OpCo”) and the real estate assets held by the remaining company (“PropCo”) will be acquired by GLPI. OpCo will operate the gaming facilities acquired by GLPI under a triple-net master lease agreement. Pinnacle stockholders will receive 0.85 shares of GLPI common stock per share of Pinnacle common stock for PropCo that they own. Pinnacle stockholders will also receive one share of OpCo common stock for each share of Pinnacle common stock that they own.

Item 8.01. Other Events.

On March 29, 2016, the Company issued a press release announcing the transaction with GLPC. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statement and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Purchase Agreement dated March 29, 2016 by and among PNK Entertainment, Inc. and GLP Capital, L.P.*

99.1	Press release dated March 29, 2016 issued by Pinnacle Entertainment, Inc.

*	Schedules attached to the Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.

Forward Looking Statements

All statements included in this Current Report on Form 8-K, other than historical information or statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as, but not limited to, “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “could,” “may,” “will,” “should,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, may include, without limitation, statements regarding (a) the transaction between Pinnacle Entertainment, Inc. (including any operating business of Pinnacle Entertainment, Inc. that would be spun-off to stockholders in such transaction, the “Company”) and GLPI whereby the Company would sell its real estate assets to GLPI and spin-off the Company’s operations into a new public company; receipt of regulatory approvals and the consummation of the transaction and the timing thereof and (b) the transaction between the Company and a subsidiary of GLPI whereby the Company would acquire the operations of the Meadows Racetrack and Casino (the “Meadows Transaction”), the consummation of the Meadows Transaction and the timing thereof, the satisfaction of various closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and obtaining approval of the Pennsylvania Gaming Control Board and the Pennsylvania Harness Racing Commission. All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control that could cause actual results to differ materially from actual those reflected in such statements. There is no assurance that a transaction with GLPI or the Meadows Transaction will be completed on any particular timeframe or at all. Accordingly, the Company cautions that the forward-looking statements contained herein are qualified by these and other important factors and uncertainties that could cause results to differ materially from those reflected by such statements. For more information on the potential factors, please review the Company’s filings with the Securities and Exchange Commission, including, but not limited to, its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between GLPI and the Company, GLPI has filed with the SEC a registration statement on Form S-4 (File No. 333-206649) that includes a definitive joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI. This communication is not a substitute for the joint proxy statement/prospectus or any other document that GLPI or the Company may file with the SEC or send to their shareholders in connection with the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on February 16, 2016. The Company mailed the definitive proxy statement/prospectus to its stockholders on or about February 16, 2016, and its stockholders approved the transaction on March 15, 2016. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the definitive joint proxy statement/prospectus and other relevant documents filed by GLPI and the Company with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by GLPI are available free of charge on GLPI’s investor relations website at investors.glpropinc.com or by contacting GLPI’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s investor relations website at investors.pnkinc.com or by contacting the Company’s investor relations department at (702) 541-7777.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC.
(Registrant)

Date: March 31, 2016	By:	/s/ Elliot D. Hoops
Elliot D. Hoops Vice President and Legal Counsel

EXHIBIT INDEX

Exhibit No.	Description

2.1	Purchase Agreement, dated March 29, 2016 by and among PNK Entertainment, Inc. and GLP Capital, L.P.*

99.1	Press release dated March 29, 2016, issued by Pinnacle Entertainment, Inc.

*	Schedules attached to the Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish the omitted schedules to the Securities and Exchange Commission upon request by the Commission.